Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Successor			Predecessor
	December 31, 2014	December 17, 2013 through December 31, 2013		January 1, 2013 to December 16, 2013	December 31, 2012	December 31, 2011		December 31, 2010

Income (loss) from continuing operations before income taxes	$22,665	$(19,973)		$158,727	$259,660	$(370,291)		$136,492
Interest expense	87,948	3,963		96,127	83,136	72,807		66,541
Amortization of capitalized interest	209	—		2,902	2,116	1,813		—
Capitalized interest	5,826	41		6,145	17,915	29,117		28,321
Earnings	$110,822	$(16,010)		$257,756	$344,912	$(295,671)		$203,033
Ratio of earnings to fixed charges	1.2	—	(1)	2.5	3.4	—	(1)	2.1

(1)
For the period from December 17, 2013 through December 31, 2013, earnings were insufficient to cover fixed charges by approximately $20 million, primarily due to approximately $16 million in costs associated with the LINN Energy transaction. For the year ended December 31, 2011, earnings were insufficient to cover fixed charges by approximately $398 million, primarily due to pre-tax, noncash impairment charges of approximately $625 million associated with natural gas properties in east Texas related to a decline in natural gas prices.

For purposes of this table, “earnings” consists of earnings before income taxes plus interest expense and amortization of capitalized interest.  “Fixed charges” consists of interest expensed and capitalized.